Exhibit (a)(1)(H)

FOR IMMEDIATE RELEASE

Internet Brands, a KKR Portfolio Company, Announces Commencement of the Tender Offer for All
Outstanding Shares of WebMD

NEW YORK, NY — August 7, 2017 — Internet Brands, a KKR portfolio company, announced today the commencement of a cash tender offer to purchase all of the issued and outstanding shares of common stock of WebMD Health Corp. (NASDAQ: WMBD) (“WebMD”) at a price of $66.50 per share, net to the seller in cash without interest and less applicable withholding taxes. The tender offer is being made pursuant to the merger agreement (the “Merger Agreement”) announced by Internet Brands and WebMD on July 24, 2017, under which Internet Brands, a fully integrated online media and software services organization, will acquire WebMD in a transaction valued at approximately $2.8 billion.

The $66.50 per share all-cash tender offer represents a premium of approximately 30 percent to WebMD’s share price on February 15, 2017, the day before WebMD announced that it was commencing a process to explore and evaluate potential strategic alternatives, as well as a premium of approximately 20 percent over WebMD’s closing share price on July 21, 2017, the last trading day before announcement of the Merger Agreement, and is being made pursuant to an Offer to Purchase, dated August 7, 2017.

A tender offer statement on Schedule TO that includes the Offer to Purchase and related Letter of Transmittal that set forth the terms and conditions of the tender offer will be filed today with the U.S. Securities and Exchange Commission (the “SEC”) by the affiliates of Internet Brands making the offer (the “Purchaser”). Additionally, WebMD will file a solicitation/recommendation statement on Schedule 14D-9 that includes the recommendation of WebMD’s board of directors that WebMD stockholders tender their shares in the tender offer.

The tender offer will expire on September 7, 2017, at 11:59 P.M., New York City time, unless the tender offer is extended in accordance with the terms of the Merger Agreement and the applicable rules and regulations of the SEC. The completion of the tender offer is conditioned upon, among other things, WebMD’s stockholders tendering at least a majority of WebMD’s outstanding shares, expiration or termination of any waiting period under the Hart-Scott-Rodino Antitrust Improvement Act of 1976 and, to the extent applicable, obtaining all clearances and authorizations required by the antitrust laws of Germany and Austria, completion of a 17 consecutive business day marketing period relating to debt financing to be obtained in connection with the tender offer and other customary closing conditions.

If, as a result of the tender offer, the Purchaser holds shares that represent at least one share more than 50% of all the issued and outstanding shares of WebMD’s common stock, and subject to the satisfaction or waiver of the remaining conditions set forth in the Merger Agreement, the Purchaser will, as soon as is practicable,  merge with and into WebMD, with WebMD continuing as the surviving corporation and as a wholly owned subsidiary of affiliates of Internet Brands, under Section 251(h) of the Delaware General Corporation Law, without prior notice to, or any action by, any other stockholder of WebMD. Upon completion of the transaction WebMD will cease to be a publicly traded company.

Innisfree M&A Incorporated is acting as information agent for Internet Brands in the tender offer. American Stock Transfer & Trust Co., LLC is acting as depositary and paying agent in the tender offer. Requests for documents and questions regarding the tender offer may be directed to Innisfree M&A Incorporated by telephone at (877) 456-3524 or banks and brokers may call (212) 750-5833.

About Internet Brands

Headquartered in El Segundo, Calif., Internet Brands® is a fully integrated online media and software services organization focused on four high-value vertical categories: Health, Automotive, Legal and Home/Travel. The company’s award-winning consumer websites lead their categories and serve more than 100 million monthly visitors, while a full range of web presence offerings has established deep, long-term relationships with SMB and enterprise clients. Internet Brands’ powerful, proprietary operating platform provides the flexibility and scalability to fuel the company’s continued growth. Internet Brands is a portfolio company of KKR and Temasek. For more information, please visit www.internetbrands.com.

Forward-Looking Statements

Any forward-looking statements, including, but not limited to, statements regarding the proposed transaction between Internet Brands and WebMD, the expected timetable for completing the transaction, strategic and other potential benefits of the transaction, and other statements about Internet Brands or WebMD managements’ future expectations, beliefs, goals, plans or prospects, are subject to risks and uncertainties such as those described in WebMD’s periodic reports on file with the Securities and Exchange Commission. These statements speak only as of the date of this press release and are based on Internet Brands’ and WebMD’s current plans and expectations and involve risks and uncertainties that could cause actual future events or results to be different from those described in or implied by such forward-looking statements, including risks and uncertainties regarding: changes in financial markets; changes in economic, political or regulatory conditions or other trends affecting the healthcare, Internet and information technology industries; and changes in facts and circumstances and other uncertainties concerning the proposed transaction. Further information about these matters can be found in WebMD’s Securities and Exchange Commission filings. Internet Brands and WebMD caution investors not to place considerable reliance on the forward-looking statements contained in this press release. Except as required by applicable law or regulation, Internet Brands and WebMD do not undertake any obligation to update or revise any of their forward-looking statements to reflect future events or circumstances.

Important additional information will be filed with the U.S. Securities and Exchange Commission

This press release is neither an offer to purchase nor a solicitation of an offer to sell securities. This communication is for informational purposes only. The tender offer transaction commenced by affiliates of Internet Brands is being made pursuant to a tender offer statement on Schedule TO (including the Offer to Purchase, a related Letter of Transmittal and other offer materials) to be filed by such affiliates of Internet Brands with the SEC. In addition WebMD will file a Solicitation/Recommendation Statement on Schedule 14D-9 with the SEC related to the tender offer. Prior to making any decision regarding the tender offer, WebMD stockholders are strongly advised to read the Schedule TO (including the Offer to Purchase, a related Letter of Transmittal and other offer materials) and the related Solicitation/Recommendation Statement on Schedule 14D-9 when they become available. WebMD stockholders will be able to obtain the Schedule TO (including the Offer to Purchase, a related Letter of Transmittal and other offer materials) and the related Solicitation/Recommendation Statement on Schedule 14D-9 at no charge on the SEC’s website at www.sec.gov. In addition, the Schedule TO (including the Offer to Purchase, a related Letter of Transmittal and other offer materials) and the related Solicitation/Recommendation Statement on Schedule 14D-9 may be obtained free of charge from Innisfree M&A Incorporated, 501 Madison Avenue, 20th floor, New York, NY 10022, Telephone Number (877) 456-3524 or banks and brokers may call (877) 456-3524, the information agent for the tender offer.

Media Contact:

Internet Brands
Media:
Joe Ewaskiw
 joe.ewaskiw@internetbrands.com
310-280-4539

KKR
Media:
Kristi Huller or Cara Kleiman
media@kkr.com
 212-750-8300